UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

10.1	Eleventh Supplemental Indenture, dated as of March 12, 2025, between the Registrant and The Bank of New York Mellon, as trustee, and The Bank of New York Mellon, Hong Kong Branch, as CMU Lodging and Paying Agent, Transfer Agent and Registrar, relating to the CNY7.5 billion 2.70% CNY-denominated Notes due 2030 and the CNY2.5 billion 3.00% CNY-denominated Notes due 2035

10.2	Trust Deed, dated as of March 12, 2025, between the Registrant and the Bank of New York Mellon, London Branch, as trustee, relating to the US$2 billion zero coupon exchangeable bonds due 2032

10.3	Terms and Conditions of the Bonds (included in Schedule 4 of Exhibit 10.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Junjie He
Name	:	Junjie He
Title	:	Interim Chief Financial Officer

Date: March 17, 2025